PROFESSIONALLY MANAGED PORTFOLIOS

California Office 2020 East Financial Way Glendora, CA 91741	Wisconsin Office 615 East Michigan Street Milwaukee, WI 53202

September 19, 2016

VIA EDGAR TRANSMISSION

Ms. Megan Miller
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	PROFESSIONALLY MANAGED PORTFOLIOS (the “Trust”) Securities Act Registration No: 33-12213 Investment Company Act Registration No: 811-05037

Dear Ms. Miller:

This correspondence is being filed in response to the comments given to Elaine E. Richards, President of the Trust and Trust officers, Aaron Perkovich and Eric VanAndel, on August 29, 2016, in connection with the SEC Staff’s Sarbanes-Oxley Act of 2002, as amended, review (“SOX Review”) of certain Trust filings.  Such filings include, but are not limited to, Forms 40-17G, N-CSR, and N-1A.  The SOX Review focused on the following series of the Trust (each a “Fund”):  McKinley Diversified Income Fund, McKinley Non-U.S. Core Growth Fund, DSM Large Cap Growth Fund, DSM Global Growth Fund, DSM Global Growth & Income Fund, Hodges Blue Chip Equity Fund, Hodges Fund, Hodges Pure Contrarian Fund, Hodges Small/Mid Cap Fund, Hodges Small Intrinsic Value Fund, Hodges Small Cap Fund, Otter Creek Long/Short Opportunity Fund, Villere Balanced Fund and Villere Equity Fund.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:
1.	The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;
2.	The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and
3.	The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.
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The Trust points out to the Staff that the McKinley Diversified Income Fund merged with another fund outside of the Trust effective February 12, 2016.  The McKinley Non-U.S. Core Growth Fund liquidated in its entirety on February 5, 2016.  The DSM Large Cap Growth Fund reorganized into a shell fund within a different trust on August 15, 2016.  The DSM Global Growth Fund and DSM Global Growth & Income Fund merged together into a shell fund of the DSM Global Growth Fund within a different trust on August 15, 2016.  Accordingly, to the extent the Staff’s comments are specific to any of those Funds, the Trust will be unable to make any changes.  However, the Trust will apply any comments as appropriate to other series within the Trust going forward.

The Trust’s responses to your comments are as follows:

Trust Level Comments

1.	Staff Comment: Please provide the “Tandy” representation in your response letter.

Response:  The Trust has included the “Tandy” representation above.

2.	Staff Comment: Please confirm that the status of the Funds that have merged out of the Trust will be changed to “Inactive” on the EDGAR system.

Response:  The Trust undertakes that for a series that has liquidated or otherwise merged out of the Trust, it will confirm that all relevant filings (i.e., Forms N‑PX, N‑SAR, etc.) have been completed, and then will direct its EDGAR filing staff to designate such series as “inactive” on the EDGAR filing system.

3.	Staff Comment: With respect to Form 40-17G, the Staff noted that there have been multiple amended filings in the EDGAR system. For future filings, please include a cover letter explaining the purpose as to why a filing is being amended when these filings occur.

Response:  The Trust notes that in each case that an amendment was filed to its Form 40‑17G, it was to reflect the addition or the removal of a series of the Trust due to a new fund launch or a fund liquidation as the case may have been.  The Trust agrees to provide cover letters going forward regarding the reason for any amendments to the Form 40-17G.

4.	Staff Comment: With respect to Form 40-17G, the Staff did not observe a copy of the resolution from the Board of Trustees for the filing that covers the period ending March 31, 2017. Additionally, the Staff did not observe the required statement as to the period for which the premiums have been paid.

Response:  The Trust respectfully directs the Staff to the Form 40-17G filing submitted on April 14, 2016 (SEC Accession No. 0000894189-16-008928).  On page 2 of 30, Item 2, it states that the period of the bond is “from 12:01 a.m. on March 15, 2016, to 12:01 a.m. on March 15, 2017.”

Furthermore, on page 30 of 30, the Trust included a copy of the resolutions approved by the Board of Trustees at a previous Board meeting with respect to the renewal of the fidelity bond policy.  As part of the resolutions, the statement is made that the “fidelity bond coverage [is being] renewed with ICI Mutual Insurance Company in the amount of $2.5 million with an annual premium amount of approximately $18,932 for a one-year term upon its expiration on March 15, 2016.”

For additional clarity going forward, the Trust will add a separate statement following the resolution indicating the period for which the premiums have been paid.

5.	Staff Comment: The Staff noted that the Funds have expense limitation agreements in place. Please confirm that the following statement is applicable and update the disclosure in future filings as appropriate to state that “any recapture of a fee waived or expense reimbursed should occur within three years of the specific waiver or reimbursement. Any recapture provision is limited to the lesser of the expense cap in effect at the time of the waiver and the expense cap in effect at the time of recapture.”

Response:  The Trust can confirm that the second sentence of the statement is accurate, namely that “[a]ny recapture provision is limited to the lesser of the expense cap in effect at the time of the waiver and the expense cap in effect at the time of recapture.”  The Trust will update the disclosure in future filings as appropriate to add that sentence.

The Trust notes however, that the first sentence of the statement does not reflect the manner in which recapture of expense reimbursements by the Advisor are processed.  Rather, in accordance with the Operating Expenses Limitation Agreement and Investment Advisory Agreement of each  Fund, as applicable, each Adviser may recoup reimbursements made in any fiscal year of the Fund over the following three fiscal years.  Recoupments of previously waived fees/expenses cannot be processed until all fund expenses have been paid and/or accrued.  The determination for such fund expenses cannot be finalized until the fiscal year end.

The Trust has referenced FASB ASC 946-20-05-8 where recapture of expense reimbursements within three years is given as an example.  The Trust has chosen to tie an Advisor’s ability to recapture any expense reimbursement to the “conclusion of a specified period” (i.e., the applicable Fund’s fiscal year end) as emphasized in the excerpt below:

FASB ASC 946-20-05-8
Expense Limitation Agreements

Some expense limitation agreements may provide that reimbursements by the fund adviser of expenses incurred by the fund in excess of the maximum permitted by the prospectus or offering document will be carried over to a future period and reimbursed to the fund adviser when, and to the extent that, the total expense ratio falls below the permitted maximum. Such agreements may provide that reimbursement of excess expenses to the fund adviser is not required after a specified date or upon conclusion of a specified period from the time the fund initially incurred, or the adviser initially reimbursed, the expenses, such as three years. Under most excess expense plans, a fund is obligated to repay a servicer for expenses incurred previously only if, during a defined period, the fund retains the service provider and can reduce its expense ratio to a low enough level to permit payment, and maintain that ratio at a sufficiently low level thereafter. Many substantive conditions could cause the fund to have no obligation to the servicer, including failure to attract assets, significant redemptions of shares by investors, market depreciation, and significant increases in other expenses, all of which could drive expenses up to or beyond the maximum under which payment would otherwise be made.

The Trust will update the disclosure in future filings as appropriate to add a sentence clarifying that [a]ny recapture of a fee waived or expense reimbursed should occur prior to the end of the third fiscal year after the reimbursement was paid.

6.	Staff Comment: Please disclose in the Notes to Financials how frequently management fees are paid (i.e., monthly, quarterly etc.) and describe the manner of settlement.

Response:  The Trust will add a sentence going forward stating that management fees are paid monthly.

McKinley Diversified Income Fund

7.	Staff Comment: With respect to the Annual Report for the McKinley Diversified Fund dated November 30, 2015, the Staff noted that the line graph was based on a minimum initial investment amount of $100,000 rather than what appears to be the Fund’s actual minimum initial investment for Institutional Shares of $3 million. Please explain the rationale for basing it the line graph on a number other than what is required by Instruction 1(d) to Item 27(b)(7) of Form N-1A.

Response:  The Trust respectfully notes that since the Fund’s inception in March 2013, the minimum initial investment for the Fund’s Institutional Shares has always been $100,000 as disclosed in each of the Fund’s prospectuses since inception.  For that reason, the line graph has been depicted with a starting amount of $100,000 in compliance with the referenced Form N-1A instructions.  At no time has the initial minimum initial investment been $3 million.

8.	Staff Comment: With respect to the Annual Report for the McKinley Diversified Fund dated November 30, 2015, the Staff noted that part of the Distributions to Shareholders in the Statements of Changes in Net Assets were “Return of Capital.” Please confirm that the Fund complied with the shareholder notice requirement of Rule 19a-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response:  The Trust confirms that it complied with Rule 19a-1 under the 1940 Act by preparing and mailing written statements to shareholders detailing the portion of the payments as return of capital as required.

9.	Staff Comment: Given the percentage of the Fund’s assets invested in MLPs, REITs and BDCs, please consider expanding the disclosure in the Notes to Financials regarding the valuation methods used for such assets.

Response:  Per the Trust’s Valuation Procedures, the Trust values listed MLPs, REITs and BDCs in the same way other exchange-traded securities are priced using the same pricing vendor.  Per the Staff’s suggestion, going forward, as applicable, the Trust will expand the “Security Valuation” disclosure under Note 2 of the Notes to Financials to clarify that listed MLPs, REITs and BDCs are all considered equity securities and are priced in the same manner as other equity securities.  To the extent applicable, the Trust will clarify that non-listed MLPs, REITs and BDCs are valued in accordance with the Trust’s Valuation Procedures which state that such securities would be valued at the last sale price in the over-the counter market.  If a non-exchange traded security does not trade on a particular day, then the mean between the last quoted closing bid and asked price will be used.  In the event such market quotations are not readily available, the security will be fair valued in accordance with the Trust’s procedures.

10.	Staff Comment: The Staff noted that non-traded BDCs were classified as Level 1 securities. Please explain the process for classifying these securities as Level 1.

Response:  After reviewing the Fund’s records, the Trust respectfully disagrees with the Staff’s characterization that the BDCs were “non-traded.”  The Fund’s records indicate that they were all actively traded securities and therefore appropriately classified as Level 1 securities.

11.	Staff Comment: The Staff noted that the “Other Accrued Expenses” line item of $25,368 is large in relation to the “Total Liabilities” of $66,017 in the Statements of Assets and Liabilities. Please confirm that there are no amounts payable that are material and should have been stated separately.

Response:  After further review, the Trust realizes that it inadvertently left “Audit Fees” of $22,560 within the line item of “Other Accrued Expenses.”  Audit Fees should have been broken out into a separate line item on the Statements of Assets and Liabilities as the fees were greater than 5% of the total assets (i.e., material).  Going forward, the Trust will break out individual items that are greater than 5% of Total Assets or Total Liabilities.

12.	Staff Comment: With respect to the Expense Example, please modify the introductory language to the expense example to remove reference to transaction costs from the paragraph if there are no sales loads in place for purchasing Fund shares. (See Form N‑1A, Item 27d-1, Instruction 1(b)(a)).

Response:  As appropriate, the Trust will remove the reference to transaction costs in the introductory paragraph if there are no sales charges (loads) on purchase payments, reinvested dividends, or other distributions; redemption fees; and exchange fees as defined in Instruction 1(b)(a) of Item 27d-1.

13.	Staff Comment: Please update the footnote after the line graph to state that it assumes reinvestment of capital gains and dividends and return of capital when applicable in future filings.

Response:  The Trust will add the phrase “return of capital” when applicable to future notes to line graphs.

DSM Funds

14.	Staff Comment: With respect to the shareholder reports for the DSM Funds, the Staff noted that for the DSM Global Growth & Income Fund, the Fund had listed in the Statements of Assets and Liabilities a receivable due from the Advisor as of 6/30/2015 an amount that was similar to the amount still shown as of 12/31/2015. Please explain what the amount represents and why it remained unsettled. Also, please state whether the amount was settled prior to the merger.

Response:  The Trust responds by explaining that the referenced amounts represent the monthly expenses that were higher than the advisory fees earned.  As of 6/30/2015, the amount of monthly expenses above the advisory fees earned was $11,930.  The Advisor reimbursed the Fund that amount in July 2015.  As of 12/31/2015, the amount of monthly expenses above the advisory fees earned was $11,818.  The Advisor reimbursed the Fund that amount in January 2016.  Accordingly, although close, the balances were in fact different.  When reviewing the Fund’s net assets between 6/30/2015 and 12/31/2015, the Trust notes that the assets were similar amounts between the two periods and therefore, the difference between the Fund’s expenses would not be expected to vary by a large amount.

Villere Equity Fund

15.	Staff Comment: In the Summary Prospectus dated January 6, 2016, it appears that the Villere Equity Fund has acquired fund fees and expenses (“AFFE”) of 0.01%, which is included in Other Expenses. Please refer to the Item 3, Instruction 3(f)(i) of Form N‑1A that states that such fees should be shown as a sub-caption to annual fund operating expenses.

Response:  The Trust has referred to the Form N-1A instruction and respectfully notes that the instruction states in pertinent part that “[i]n the event the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more Acquired Funds do not exceed 0.01 percent (one basis point) of average net assets of the fund, the Fund may include these fees and expenses under the sub-caption “Other Expenses” in lieu of this disclosure requirement.”  The Fund’s AFFE did not exceed one basis point; rather it was one basis point.  Accordingly, the Trust maintains that the disclosure was displayed appropriately.

Hodges Funds

16.	Staff Comment: With respect to the Annual Report for the Hodges Funds dated March 31, 2016, the Staff noted that the Funds disclosed expense ratios following the 1-, 3-, 5- and 10-year return chart within their Shareholder Letter. These expense ratios are current as of the most recent prospectus. Please add a footnote referring the reader to the Financial Highlights for the most recent expense ratio.

Response:  The Trust will add a footnote as requested going forward.

17.	Staff Comment: The Staff noted that certain of the Hodges Funds held REITs, please consider adding disclosure to Note C within the Notes to Financial Statements to indicate that a portion of the dividend from a REIT may be income, capital gains or return of capital.

Response:  When applicable, the Trust will add the suggested disclosure to Note C of the Funds’ Notes to Financial Statements to indicate that distributions received from each of the Fund’s investment in REITs generally are comprised of ordinary income, capital gains and may have return of capital.

18.	Staff Comment: In future post-merger financial statements, please include the exchange ratio per TIS 6910.33.

Response:  Per TIS 690.33, the Trust will include the exchange ratio in future filings after a fund merger, as applicable.

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If you have any additional questions or require further information, please contact the undersigned at (626) 914-7363.
Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards
President and Secretary

cc.	Domenick Pugliese, Schiff Hardin LLP Richard Wagner, Tait, Weller & Baker LLP